MR



14030149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic-Pacific Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Greenwich Avenue, 2nd Floor
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Bossone (203)-861-5480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Avenue (Address) New Canaan (City) CT 06840 (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/11/14

OATH OR AFFIRMATION

I, Anthony Bossone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic Pacific Capital, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JASPER K MUI
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires Aug. 31, 2015



Signature

Chief Financial Officer
Title



Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlantic-Pacific Capital, Inc.

Consolidated Financial Statements and Supplementary Information

December 31, 2013

Atlantic-Pacific Capital, Inc.
Table of Contents
For the Year Ended December 31, 2013

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions
Partners:
Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

Independent Auditor's Report

To the Stockholder of
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

We have audited the accompanying consolidated financial statements of Atlantic-Pacific Capital, Inc. and Subsidiaries (collectively, the "Company"), which comprise the consolidated statement of financial condition as of December 31, 2013, and the related consolidated statements of operations, comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161 Fax: (203) 431-3570
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191 www.reynoldsrowella.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic-Pacific Capital, Inc. and Subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained on pages 17 through 19 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information on pages 17 through 19 has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 17 through 19 is fairly stated in all material respects in relation to the consolidated financial statements as a whole.



Reynolds & Rowella, LLP

New Canaan, Connecticut
February 19, 2014

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Financial Condition
As of December 31, 2013

Assets	
Current assets	
Cash	$ 9,550,477
Placement fees receivable (net of allowance for doubtful accounts of $4,654,688)	35,431,573
Due from funds	651,119
Other current assets	306,927
Total current assets	45,940,096
Property and equipment, net	257,175
Placement fees receivable	11,365,697
Other assets	64,935
Total assets	$ 57,627,903
Liabilities and stockholder's equity	
Current liabilities	
Accounts payable and accrued expenses	$ 2,574,341
Deferred tax	600,000
Deferred revenue	499,430
Total current liabilities	3,673,771
Long term liabilities	
Accrued defined benefit plan obligation	582,052
Total liabilities	4,255,823
Stockholder's equity	
Common stock	1
Additional paid-in-capital	178,610
Retained earnings	52,461,029
Accumulated other comprehensive income	732,440
Total stockholder's equity	53,372,080
Total liabilities and stockholder's equity	$ 57,627,903

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Operations
For the Year Ended December 31, 2013

Revenues	
Placement fees	$ 47,248,347
Interest income	248,767
Total revenues	47,497,114
Operating expenses	
Salaries and related benefits	25,131,587
General and administrative	6,690,177
Professional fees	4,957,143
Travel	756,297
Depreciation and amortization	88,036
Total operating expenses	37,623,240
Income from operations before income taxes	9,873,874
Provision for income taxes	379,434
Net Income	$ 9,494,440

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Comprehensive Income
For the Year Ended December 31, 2013

Net Income	$ 9,494,440
Other Comprehensive Income	
Foreign currency translation adjustment	163,828
Defined benefit pension plan:	
Net loss arising during the period	(2,054)
Other comprehensive income	161,774
Comprehensive Income	$ 9,656,214

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Common Stock*	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholder's Equity
Balance, December 31, 2012	$ 1	$ 178,610	$ 42,966,589	$ 570,666	$ 43,715,866
Net Income	-	-	9,494,440	-	9,494,440
Minimum pension liability	-	-	-	(2,054)	(2,054)
Currency translation adjustment	-	-	-	163,828	163,828
Balance, December 31, 2013	$ 1	$ 178,610	$ 52,461,029	$ 732,440	$ 53,372,080

* 3,000 shares of common stock have been authorized. 100 shares have been issued and remain outstanding with a par value of $.01 per share.

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities	
Net Income	$ 9,494,440
Adjustments to reconcile net income to net cash provided by operating activities:	
Allowance for doubtful accounts	4,654,688
Depreciation and amortization	88,036
Loss on disposal of equipment	1,171
Deferred tax	125,000
Changes in operating assets and liabilities:	
Placement fees receivable	(12,627,880)
Due from funds	(227,734)
Other assets	645,317
Accounts payable and accrued expenses	887,929
Deferred revenue	(137,593)
Accrued defined benefit plan obligation	12,219
Net cash provided by operating activities	2,915,593
Cash flows from investing activities	
Capital expenditures	(8,037)
Net cash used in investing activities	(8,037)
Effect of foreign exchange rates	163,828
Net increase in cash	3,071,384
Cash - beginning of year	6,479,093
Cash - end of year	$ 9,550,477
Supplemental cash flow disclosure:	
Cash paid during the year for:	
Income taxes	$ 63,094

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Atlantic-Pacific Capital, Inc. (the "Company") was incorporated in the State of Delaware on February 9, 1995. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board. The Company is also a member of the Securities Investor Protection Corporation.

The Company raises capital from institutional investors and high net worth individuals for interests in private equity limited partnerships (the "Funds") that are not registered or publicly traded. The Company earns a fee based on a percentage of capital invested or committed to be invested in such Funds. The Company's agreements with its clients typically include a retainer fee and schedule of fee payments to be made over an extended period of time with interest after acceptance by a Fund of capital or capital commitments.

The Company's consolidated financial statements include two active wholly-owned subsidiaries, Atlantic-Pacific Capital Limited ("APC Ltd.") and Atlantic Pacific Capital Asia Limited ("APC Asia Ltd."). APC Ltd. operates in London, England, is registered with the Financial Conduct Authority, and markets the services of the Company in Europe. APC Asia Ltd. operates in Hong Kong, China, is registered with the Securities and Futures Commission, and markets the services of the Company in Asia. All significant intercompany balances and transactions have been eliminated.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements of Atlantic-Pacific Capital, Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America.

Foreign Currency Translation
The Company's reporting currency is the U.S. Dollar. APC Ltd.'s functional currency is the British Pound, its local currency. APC Asia Ltd.'s functional currency is the Hong Kong Dollar, its local currency. All asset and liability accounts of APC Ltd. and APC Asia Ltd. are translated at year-end exchange rates and income and expenses are translated into U.S. Dollars using weighted average exchange rates. Resulting translation adjustments are reported as a separate component of comprehensive income on the statement of consolidated comprehensive income.

Revenue and Expense Recognition
Placement fees are recognized as earned upon acceptance of capital or capital commitments by a Fund. The Company receives non-refundable retainer fees upon execution of agreements with Funds to provide capital raising services, which are recorded as revenues when earned ratably over the longer of the term of the client engagement or the relationship with these clients, and are included in placement fees on the consolidated statement of operations. All other income and expenses are recognized when earned and incurred, respectively.

Placement Fees Receivable
Placement fees receivable are typically due over one to three years commencing upon acceptance of capital or capital commitments by a Fund. Placement fees accrue interest at various rates that range from 3.25% to 8.25%. The Company recognized $240,228 of interest income on the unpaid

balance for the year ended December 31, 2013. When there is no stated interest rate the Company discounts placement fees receivable balances that extend beyond one year at a rate of 5.2%. There were no such placement fees receivable balances that extend beyond one year at December 31, 2013. Placement fees may be prepaid in whole or in part any time without premium or penalty. The Company recognizes an allowance for uncollectible placement fees by individual account analysis based on the client's ability to pay, willingness to pay and the expected recovery of amounts from applicable collection methods. At December 31, 2013, the Company's allowance for doubtful accounts was $4,654,688.

Cash and Cash Equivalents
The Company considers all short term investments with an original maturity of 90 days or less to be cash equivalents. There were no cash equivalents at year-end.

Net Revenue Participation
Pursuant to agreements with certain employees, under specific circumstances, the Company is obligated to compensate such individuals at agreed upon percentages of placement fees and interest received less operating expenses incurred ("net revenue participation"). The Company recognizes net revenue participation expense quarterly as placement fees and interest are received and operating expenses are incurred by the Company. Net revenue participation expense is included in salaries and related benefits on the consolidated statement of operations.

Due from Funds
The Company is reimbursed by the Funds for all reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital raising services provided.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation and amortization are provided using accelerated methods in accordance with accounting principles generally accepted in the United States of America over the estimated useful lives of the assets. Property and equipment consist of the following:

Asset	Life	Carrying Value
Computer equipment and software	3 - 5 years	$ 348,885
Furniture and fixtures	4 - 7 years	170,640
Leasehold improvements	The lesser of the life of lease or the leasehold improvements	499,174
		1,018,699
Less accumulated depreciation and amortization		(761,524)
Property and equipment, net		$ 257,175

Income Taxes
The stand-alone United States entity, Atlantic-Pacific Capital, Inc. ("APC, Inc.") has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, APC, Inc. does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on the taxable income of APC, Inc. Based upon various apportionment factors and state and local income tax laws, APC, Inc. may be liable for income taxes in certain states and cities in which APC, Inc. does business.

APC Ltd. is liable for corporation taxes in the United Kingdom based upon its taxable income.

APC Asia Ltd. is liable for corporation taxes in Hong Kong, a Special Administrative Region of the People's Republic of China, based upon its taxable income.

Management has evaluated and concluded that the Company has taken no uncertain tax positions that require adjustment or disclosure in the financial statements. The Company's 2010 through 2013 tax years are open for examination by federal, state and local tax authorities.

Use of Estimates in Financial Statements
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates in the financial statements include an allowance for doubtful accounts and assumptions used to determine the pension liabilities. Actual results may differ from those estimates.

Fair Value Measurements
The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

3. Aged Analysis of Placement Fees Receivable

The following table summarizes the aging of the Company's placement fees receivable at December 31, 2013:

	20-59 Days Past Due	60-89 Days Past Due	90 Days Or More Past Due	Total Past Due	Current	Total Placement Fees Receivable
Placement fees receivable	$4,901,353	$ -	$8,624,749	$13,526,102	$37,925,857	$51,451,959
Total	$4,901,353	$ -	$8,624,749	$13,526,102	$37,925,857	$51,451,959

4. Provision for Income Taxes

Income taxes consist of the following at December 31, 2013:

Current tax expense	
APC, Inc.	$ 194,046
APC Ltd.	936
APC Asia Ltd.	59,452
Total current tax expense	254,434
Deferred tax expense	
APC, Inc.	125,000
Total deferred tax expense	125,000
Total income tax expense	$ 379,434

APC, Inc. has recorded a deferred tax liability of $600,000 relating to certain state and city taxes which APC, Inc. is responsible for. APC, Inc.'s deferred tax liabilities primarily result from placement fee receivables. APC Ltd. has a deferred tax asset of $72,832 which has been fully reserved for due to the uncertainty of its recoverability.

5. Operating Leases

The Company leases office space in various cities throughout the United States, Europe and Asia under noncancelable operating leases expiring at various dates through October, 2021.

The following is a schedule of future minimum annual lease payments required under these noncancellable operating leases:

Year Ending December 31,	
2014	556,844
2015	394,802
2016	221,700
2017	232,089
2018	239,322
Thereafter	711,219
	$ 2,355,976

Rent expense for the year ended December 31, 2013 totaled $585,316. It is reflected on the consolidated statement of operations as a component of general and administrative expenses.

6. Profit Sharing Plan and Pension Plan

The Company (the "Plan Sponsor") sponsors a defined contribution plan covering substantially all of its employees. Contributions at the discretion of the Company are determined as a percentage of each covered employee's compensation and totaled $515,638 for the year ended December 31, 2013.

The Company also sponsors a defined benefit pension plan (the "Plan"), covering eligible employees who are 21 years of age with one or more years of service. Pension benefits are based on years of service and the employee's average compensation during the last five years of employment. The Company's funding policy is to contribute the amount required to fully fund the Plan's current liability or the amount necessary to meet the applicable regulations.

The Company's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Plan and minimize reliance on Plan Sponsor contributions as a source of benefit security. The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation by major asset classes is central to the investment policy. The objective of the target allocation is to ensure assets are invested with the intent to protect Plan assets so that such assets are preserved for the provision of benefits to participants and their beneficiaries and such long-term growth as may maximize the amounts available to provide such benefits without undue risk. Also considered are the weighted average return of capital and historical returns on comparable equity, debt, and other investments. The overall investment strategy is to achieve approximately 50% equity securities and 50% fixed income securities. At December 31, 2013, the Plan's master trust was invested as follows: cash and cash equivalents of 14%, fixed income securities 45% and equity securities 41%.

At December 31, 2013, all of the Plan assets were included in Level 1. The fair values of the Plan assets at December 31, 2013, by asset category are as follows:

Asset Category	Total	Fair Value Measurements at December 31, 2013 Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash	$ 339,075	$ 339,075
Equity securities: [a]		
U.S. large-cap	383,606	383,606
U.S. mid-cap	86,595	86,595
U.S. small-cap	68,356	68,356
International developed markets	194,117	194,117
International emerging markets	122,982	122,982
Fixed income securities: [b]		
Domestic	990,486	990,486
International	109,476	109,476
Real estate securities [c]	72,791	72,791
Commodities securities [d]	64,385	64,385
Total	**$ 2,431,869**	**$ 2,431,869**

(a) This category is comprised of actively managed and index domestic and international equity mutual funds and an exchange traded fund.
(b) This category is comprised of actively managed and index domestic and international bond mutual funds.
(c) This category is comprised of an index domestic real estate mutual fund.
(d) This category is comprised of an actively managed commodity mutual fund.

The components of net periodic benefit cost, assumptions, change in projected benefit obligation, change in Plan assets and the unfunded status reconciliation for the Plan as of December 31, 2013 are as follows:

Components of net periodic benefit cost	
Service cost	$ 906,423
Interest cost	86,993
Expected return on Plan assets	(82,526)
Amortization of net (gain)/loss	(35,670)
Net periodic benefit cost	$ 875,220
Weighted average assumptions used to determine net periodic benefit cost and benefit obligation	
Discount rate at December 31	5.20%
Weighted average rate of compensation increase	1.50%
Expected long-term return on Plan assets	5.50%
Change in projected benefit obligation	
Benefit obligation at the beginning of the year	$ 2,040,539
Service cost	906,423
Interest cost	86,993
Actuarial (gain)/loss	(18,454)
Benefits paid	(1,580)
Benefit obligation at the end of the year	$ 3,013,921
Change in Plan assets	
Fair value of the Plan assets at the beginning of the year	$ 1,472,760
Actual return on Plan assets	97,689
Employer contributions	863,000
Benefits paid	(1,580)
Fair value of the Plan assets at the end of the year	$ 2,431,869
Unfunded status	$ 582,052
Amount recognized in the statement of financial condition	
Accrued defined benefit plan obligation	$ 582,052

The following benefit payments are expected to be paid out of the Plan over the next 10 years ending December 31:

2014	$ -
2015	-
2016	127,524
2017	126,126
2018	124,634
Thereafter to 2023	596,691
	$ 974,975

7. Concentration of Credit Risk

The Company and its subsidiaries maintain cash and savings accounts at two financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At all times during the year, balances exceeded insured limits. The Company has not experienced any losses in the past in these accounts.

The Company derives its revenue from a few clients and there is a concentration of placement fees receivable associated with these clients. As of December 31, 2013, approximately 63% of the Company's placement fees receivable were due from three clients.

8. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

On May 3, 2010, the Company commenced arbitration action against a client for failing to pay contractual fees for performing placement agent services and for violating other provisions of the placement agreement. As a result of this action, the client filed a complaint against the Company seeking injunctive relief staying the arbitration, legal costs and interest. The Company has successfully moved to compel arbitration and dismiss the client's complaint. No placement fees have been recorded to date pending the final outcome of the arbitration.

On November 15, 2011, the Company commenced arbitration actions against another client for failing to pay contractual fees for the performance of placement agent services and for violating other provisions of the placement agreement. On October 16, 2013, the arbitration tribunal issued a partial award which resolved the parties' dispute in the Company's favor. On November 13, 2013, the client filed a complaint against the Company to challenge the award and the Company has responded to such complaint on January 20, 2014. At December 31, 2013, the Company has recognized $1,186,344 in placement fees receivable and no accrued interest due from the client.

On October 1, 2013, the Company commenced arbitration actions against another client for failing to pay contractual fees for the performance of placement agent services. At December 31, 2013, the Company has recognized $3,992,145 in placement fees receivable and no accrued interest due from the client. On January 24, 2014, the Company entered into a settlement agreement which is expected to result in payment of the entire placement fees receivable recorded as of December 31, 2013.

The ultimate outcome of these legal matters cannot presently be determined. However, in management's opinion, the likelihood of a material adverse outcome is considered to be remote.

9. Related Party Transactions

The Company's sole stockholder from time to time uses Company resources to provide services to an affiliate also owned by the Company's stockholder. Amounts charged to an affiliate by the Company are at cost and recorded as a reduction of the actual expense incurred. Such amounts charged to the affiliate for the year ended December 31, 2013 totaled $27,615. The Company has been reimbursed by the affiliate for the full amount.

An officer of the Company has provided a personal guarantee of an office lease obligation.

10. Customer Securities – Possession and Control Requirements

The Company is exempt from certain provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

11. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital of 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding fifteen to one.

At December 31, 2013, the Company had net capital of $2,391,683 which was $2,013,925 in excess of the minimum net capital requirement of $377,758. The Company's ratio of aggregate indebtedness to net capital was 2.3692 to 1.0.

Supplementary Information
December 31, 2013

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2013

Stockholder's equity	$ 51,089,697
Less: nonallowable assets	
Placement fees receivable	46,797,270
Investment in affiliates	761,750
Due from funds	651,119
Other assets	263,273
Property and equipment	224,601
Total nonallowable assets	48,698,014
Less: haircuts	-
Net capital	$ 2,391,683
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 377,758
Excess net capital	$ 2,013,925
Excess net capital at 1000 percent	$ 1,825,047
Aggregate indebtedness	
Due to affiliates	$ 2,727,785
Account payable & accrued expenses	1,857,093
Accured defined benefit plan obligation	582,052
Deferred revenue	499,430
Total aggregate indebtedness	$ 5,666,360
Ratio: Aggregate indebtedness to net capital	2.3692 to 1.0

Reconciliation of Net Capital and Unaudited Net Capital Pursuant to SEC Rule 17a-5(d)(4)
December 31, 2013

The net capital computation above does not differ from that filed by the Company on January 30, 2014 in its unaudited filing.

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2013

The Company is exempt under Rule 15c3-3 (k)(2)(i).

Atlantic-Pacific Capital, Inc.
Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
As of December 31, 2013
(in U.S. dollars)

	Audited Consolidated Statement of Financial Condition	Subsidiaries Excluded, Reclassifications, and Eliminations	Atlantic - Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
Assets			
Current assets			
Cash	$ 9,550,477	$ (891,934)	$ 8,658,543
Placement fees receivable, net	35,431,573	-	35,431,573
Due from funds	651,119	-	651,119
Other current assets	306,927	(93,177)	213,750
Total current assets	45,940,096	(985,111)	44,954,985
Property and equipment, net	257,175	(32,574)	224,601
Placement fees receivable	11,365,697	-	11,365,697
Other assets	64,935	(15,911)	49,024
Investment in affiliates	-	761,750	761,750
Total assets	$ 57,627,903	$ (271,846)	$ 57,356,057
Liabilities and stockholder's equity			
Current liabilities			
Accounts payable and accrued expenses	$ 2,574,341	$ (717,248)	$ 1,857,093
Due to affiliates	-	2,727,785	2,727,785
Deferred tax	600,000	-	600,000
Deferred revenue	499,430	-	499,430
Total current liabilities	3,673,771	2,010,537	5,684,308
Long term liabilities			
Accrued defined benefit plan obligation	582,052	-	582,052
Total liabilities	4,255,823	2,010,537	6,266,360
Stockholder's equity	53,372,080	(2,282,383)	51,089,697
Total liabilities and stockholder's equity	$ 57,627,903	$ (271,846)	$ 57,356,057

Independent Auditor's Report on Internal Control
Pursuant to SEC Rule 17a-5
December 31, 2013

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions
Partners:
Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

Independent Auditor's Report on Internal Control Under SEC Rule 17a-5(g)(1)

To the Stockholder of
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

In planning and performing our audit of the consolidated financial statements of Atlantic-Pacific Capital, Inc. and Subsidiaries (collectively, the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated

90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191
Fax: (203) 431-3570
www.reynoldsrowella.com

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Reynolds & Rowella, LLP

New Canaan, Connecticut
February 19, 2014

Atlantic-Pacific Capital, Inc.
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's Securities Investor Protection Corporation General Assessment Reconciliation
December 31, 2013

Reynolds & Rowella LLP
expect **more** from us
Full Service Accounting & Financial Solutions

Partners:
Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder of
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Atlantic-Pacific Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "Specified Parties"), solely to assist you and the other Specified Parties in evaluating Atlantic-Pacific Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Atlantic-Pacific Capital, Inc.'s management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries included in Atlantic-Pacific Capital, Inc.'s general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, included in Atlantic-Pacific Capital, Inc.'s general ledger and revenue schedule, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers which includes Atlantic-Pacific Capital, Inc.'s general ledger and revenue schedule, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties listed above and is not intended to be and should not be used by anyone other than these Specified Parties.



Reynolds & Rowella LLP

New Canaan, Connecticut
February 19, 2014

90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191
Fax: (203) 431-3570
www.reynoldsrowella.com

AMENDED

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2013**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048198 FINRA DEC
ATLANTIC-PACIFIC CAPITAL INC 8*8
ATTN: ANTHONY BOSSONE
102 GREENWICH AVE 2ND FL
GREENWICH CT 06830-5547

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied (833.00)

D. Assessment balance due or (overpayment) (833.00)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ (833.00)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ (833.00)

H. Overpayment carried forward $(833.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ATLANTIC-PACIFIC CAPITAL, INC.
(Name of Corporation, Partnership or other organization)

Anthony Bossone
(Authorized Signature)

Dated the 31 day of JANUARY, 20 14.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AMENDED

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~42,837,940~~ 47,492,627
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): REGULATION D PRIVATE PLACEMENTS - DOCUMENTATION (Deductions in excess of $100,000 require documentation) PREVIOUSLY SENT	~~42,837,940~~ 47,492,627
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	~~42,837,940~~ 47,492,627
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)